EXHIBIT 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Form S-8 Registration Statement pertaining to The Dixie Group, Inc. 2006 Stock Awards Plan of our reports dated March 2, 2006 with respect to the consolidated financial statements and schedule of The Dixie Group, Inc., The Dixie Group, Inc.'s management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Dixie Group, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
May 31, 2006